SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On July 29, 2015, Enzymotec Ltd. (“we,” or the “Company”) held its 2015 annual general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on June 25, 2015. The voting results for the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 15,267,762 (67.68%) of our outstanding ordinary shares on the record date of June 19, 2015, are described below.

Proposal 1(a):
To reelect Dr. Immanuel (Mani) Wasserman as a Class II director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
15,062,932	204,278	552	0

Proposal 1(b):
To reelect Mr. Nir Belzer as a Class II director of the Company, to serve as a director for a three-year term, until our annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified.

For	Against	Abstain	Broker Non-Votes
15,062,934	204,278	550	0

Proposal 2:
To elect Ms. Tamar Howson as a Class II director of the Company, to serve as a director  for a three-year term, until our annual general meeting of shareholders in 2018, and until her successor is duly elected and qualified, and to approve her compensation terms.

For	Against	Abstain	Broker Non-Votes
15,062,915	204,138	709	0

Proposal 3:
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.

For	Against	Abstain	Broker Non-Votes
15,264,585	1,247	1,930	0

Based on the above voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.
Dated: July 30, 2015	By:	/s/ Oren Bryan
	Name:	Oren Bryan
	Title:	Chief Financial Officer